UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(D)(4) of the Securities Exchange Act Of 1934
(Amendment No. 5)

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Beacon Roofing Supply, Inc.
(Name of Subject Company)

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Beacon Roofing Supply, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

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Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, Address and Telephone Number, including area code, of Agent For Service)

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With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025. The Statement relates to the unsolicited tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO, to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share, for $124.25 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 4.  The Solicitation or Recommendation

The first sentence of the last paragraph of page 29 of the Statement, under the subsection entitled (I) The Offer ignores the Company’s track record of executing on its strategic plans and delivering results, and is inadequate and does not deliver a compelling valuation to shareholders, is hereby amended by adding the following footnote number 2:

“In addition, six out of twelve brokers who have reported their price targets as of January 14, 2025 have set their targets for the Company’s Shares above $124.25.2”

2

As of January 14, 2025, The Benchmark Company, LLC, J.P. Morgan, RBC Capital Markets, Loop Capital Markets, BMO Capital Markets, Thompson Research Group, Baird, Stifel Nicolaus, Raymond James, Stephens Inc, Jefferies and Truist Securities had reported price targets for the Company, the first six of which set their targets above $124.25.

The first and second paragraph on page 33 of the Statement, under the subsection entitled (VI) Both J.P. Morgan and Lazard have delivered opinions to the Board to the effect that the consideration proposed to be paid pursuant to the Offer is an inadequate price, is hereby amended and restated in its entirety as follows:

“The Board considered the fact that on February 5, 2025, J.P. Morgan and Lazard each separately rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates).

The full text of the written opinions of each of J.P. Morgan and Lazard, each dated February 5, 2025, which respectively set forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with their respective opinions, are attached as Annex B and Annex C, respectively, to this Statement on Schedule 14D-9. J.P. Morgan and Lazard provided their respective opinions for the information and assistance of the Board in connection with its consideration of the Offer. The separate opinions of each J.P. Morgan and Lazard (i) do not constitute advice or recommendations as to whether any stockholder should tender such stockholder’s shares of Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter, (ii) do not address the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer and (iii) opine only that, based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, as of the dates thereof, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 20, 2025

BEACON ROOFING SUPPLY, INC.
By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer